Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:      Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

February 10, 2009

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2008 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting fourth quarter and fiscal year 2008 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the context of current economic conditions, we view our fourth quarter financial results as solid.  Our fourth quarter revenue of $132.9 million was essentially flat year over year and drove solid earnings from operations of $9.0 million.  In addition, we continued our recent track record of strong cash performance, delivering record quarterly cash flow from operations of $32.3 million.  For the full year 2008, we are quite pleased that we were able to grow revenue by almost 30% over 2007 and deliver record earnings and cash flow in the face of stiff economic headwinds” said Jason Cohenour, President and Chief Executive Officer.  “We also took a major step in executing on our corporate strategy of expanding aggressively into the M2M market with our offer to purchase Wavecom.  We believe that this combination will establish Sierra Wireless as a uniquely positioned global leader in wireless for mobile computing and M2M.

As we look forward, we are focused on business execution in a challenging environment and a successful integration with Wavecom.  We remain confident that when the business cycle strengthens, we will be well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence and an excellent team.”

Q4 and Fiscal 2008 Financial Results - GAAP

Our revenue for the fourth quarter of 2008 amounted to $132.9 million, gross margin was $36.4 million, or 27.4% of revenue, operating expenses were $27.4 million and net earnings were $34.7 million, or diluted earnings per share of $1.12.  Our results for Q4 2008 include $18.4 million of after-tax unrealized foreign exchange gains on Euros held in connection with the Wavecom transaction and a $6.5 million tax benefit resulting from the recognition of a tax asset.  We generated a record $32.3 million of cash from operations during the fourth quarter.

Revenue for the year ended December 31, 2008 increased by 29% to $567.3 million, compared to $439.9 million in 2007. Gross margin was 27.6% of revenue in 2008, compared to 28.0% in 2007. Operating expenses were $112.1 million, or 19.8% of revenue, in 2008, compared to $84.6 million, or 19.2% of revenue, in 2007. Net earnings in 2008 were $62.6 million, or diluted earnings per share of $2.00, compared to net earnings of $32.5 million, or diluted earnings per share of $1.16 in 2007. Our results for 2008 include $18.4 million of after-tax unrealized foreign exchange gains on Euros held in connection with the Wavecom transaction and a $6.5 million tax benefit resulting from the recognition of a tax asset.

Q4 and Fiscal 2008 Financial Results – Non-GAAP

Our GAAP results include the unrealized foreign exchange gain, the tax benefit resulting from the recognition of a tax asset that reduces our income tax expense, stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  Adjusting for these amounts, our non-GAAP results for Q4 2008 and fiscal 2008 are as follows:

(in millions of U.S. dollars)	Q4 2008	Q4 2007	2008	2007

Earnings from operations – GAAP	$9.0	$13.3	$44.6	$38.6
Stock-based compensation	1.5	1.6	6.4	5.2
Acquisition related amortization	0.6	0.8	3.2	2.6
Transaction costs related to terminated acquisition	—	—	0.7	—
Earnings from operations – Non-GAAP	$11.1	$15.7	$54.9	$46.4

Net earnings – GAAP	$34.7	$11.5	$62.6	$32.5
Stock-based compensation, acquisition amortization and transaction costs, net of tax	1.4	1.8	7.2	5.8
Unrealized FX gain	(18.4)	—	(18.4)	—
Tax benefit of recognition of tax asset	(6.5)	—	(6.5)	—
Net earnings – Non-GAAP	11.2	13.3	44.9	38.3

Diluted earnings per share – GAAP	$1.12	$0.37	$2.00	$1.16
Diluted earnings per share – Non-GAAP	0.36	0.42	1.43	1.37

On a non-GAAP basis, results for the fourth quarter of 2008, relative to guidance provided on October 28, 2008 are as follows:

Fourth quarter revenue for 2008 of $132.9 million was lower than our guidance of $140.0 million. Our earnings from operations were $11.1 million, lower than our guidance of $12.2 million.  Our net earnings of $11.2 million, or diluted earnings per share of $0.36, were better than our guidance of net earnings of $8.9 million, or diluted earnings per share of $0.28.

On a non-GAAP basis, results for the fourth quarter of 2008, compared to the fourth quarter of 2007 are as follows:

Fourth quarter revenue decreased by 2% to $132.9 million in 2008 from $135.6 million for the same period in 2007. Gross margin for the fourth quarter of 2008 was 27.5% of revenue, compared to 28.0% for the same period in 2007. Operating expenses were $25.5 million and earnings from operations were $11.1 million in the fourth quarter of 2008, compared to $22.2 million and $15.7 million, respectively, in the same period of 2007. Net earnings for the fourth quarter of 2008 were $11.2 million, or diluted earnings per share of $0.36, compared to net earnings of $13.3 million, or diluted earnings per share of $0.42, in the same period of 2007.  Our weighted average shares outstanding used in calculating earnings per share decreased to 31.0 million in the fourth quarter of 2008 from 31.4 million in the prior year because our options outstanding did not have any dilutive impact and we had repurchased  shares under our normal course issuer bid.

On a non-GAAP basis, results for the fourth quarter of 2008, compared to the third quarter of 2008 are as follows:

Revenue for the fourth quarter of 2008 decreased by 3% to $132.9 million, compared to $136.8 million in the third quarter of 2008. Gross margin was 27.5% of revenue in the fourth quarter of 2008, compared to 27.7% in the third quarter of 2008. Operating expenses were $25.5 million and earnings from operations were $11.1 million in the fourth quarter of 2008, compared to $25.7 million and $12.1 million, respectively, in the third quarter of 2008. Net earnings for the fourth quarter of 2008 were $11.2 million, or diluted earnings per share of $0.36, compared to net earnings of $8.9 million, or diluted earnings per share of $0.28, in the third quarter of 2008.

On a non-GAAP basis, results for the fiscal year 2008, compared to the fiscal year 2007 are as follows:

Revenue for the year ended December 31, 2008 increased by 29% to $567.3 million, compared to $439.9 million in 2007. Gross margin was 27.7% of revenue in 2008, compared to 28.1% in 2007. Operating expenses were $102.4 million, or 18.0% of revenue, in 2008, compared to $77.3 million, or 17.6% of revenue, in 2007. Net earnings in 2008 were $44.9 million, or diluted earnings per share of $1.43, compared to net earnings of $38.3 million, or diluted earnings per share of $1.37 in 2007.

Fourth Quarter and Recent Highlights Included:

•                  We announced the availability of our new AirLink™ Raven XE, an intelligent 3G Ethernet gateway that provides powerful, intelligent, high speed wireless connectivity in a compact, cost effective package.

•                  In collaboration with Telstra, Qualcomm, and Ericsson, we announced that we are developing the world’s first wireless data devices for HSPA+.  These new devices will offer peak download speeds of 21 megabits per second (“Mbps”) over Telstra’s super-fast Next G™ network and are expected to be commercially available in the first quarter of 2009.

•                  We introduced the Compass™ 888 and Compass 889 USB modems, each with potential top speeds of 7.2 Mbps downlink and 5.76 Mbps uplink on HSPA networks.  The Compass 888 has also received technical approval from operators in Europe and Asia.

•                  Together with SoftBank Mobile, we announced that the new Sierra Wireless Compass 888 USB Modem is available in Japan to SoftBank Mobile customers.  The Compass 888 is the first Sierra Wireless PC adapter to be launched in Japan.

•                  We introduced the AirCard® 501 and AirCard 502 ExpressCard modems for HSPA mobile broadband networks, providing fast, reliable Internet and intranet access for mobile professionals working away from the office. The AirCard 501 and AirCard 502 ExpressCards offer top download speeds of up to 7.2 Mbps and upload speeds of up to 5.76 Mbps.

•                  During Q4 2008, we began commercial shipments of the new Sierra Wireless USB 598 for EV-DO Rev A networks and in January 2009 launched the product with Sprint for use on the Sprint Mobile Broadband Network.

•                  We introduced EMConnect™, a robust set of firmware features used in conjunction with our 3G embedded modules, enabling original equipment manufacturers (OEMs) to reduce development time, platform costs and dependence on host processors.

•                  We announced the availability of a new software development kit (SDK) supporting OEMs using the Linux operating system. This addition expands the company’s suite of available SDKs for developers working on applications utilizing Sierra Wireless products.

•                  We announced that the latest generation of Sierra Wireless devices for HSPA and EV-DO networks support Microsoft Windows 7 Mobile Broadband, which simplifies the customer experience by enabling users to connect to their mobile broadband service using the View Available Networks feature within Windows, a process similar to connecting to a WiFi network.

Tender Offer to Acquire Wavecom S.A.

On December 2, 2008, we announced an all cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions.  The total value of the transaction is approximately €218 million, representing an enterprise value of approximately €85.5 million.  Pursuant to and subject to the terms of a Memorandum of Understanding (“MOU”) that provides for a business combination, we made a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE.  The transaction is being implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  We expect the combination to establish Sierra Wireless as a uniquely positioned global leader in wireless for mobile computing and M2M.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia.  The transaction is expected to close in the first quarter of 2009.

Expense Reduction Program

Subsequent to year end, on January 29, 2009, we implemented an expense reduction program that is expected to reduce labor costs by approximately $5.5 million on an annualized basis.  The program included the elimination of approximately 56 positions, representing 10% of our workforce.  The actions related to this program are expected to be completed during the first quarter of 2009.  We expect to incur a pre-tax charge of approximately $1.3 million in the first quarter of 2009 for severance and other costs related to this program. The organizational changes included the resignation of Mr. Trent Punnett, Senior Vice-President, Marketing and Corporate Development.

Financial Guidance

The following guidance for the first quarter of 2009 reflects our current business indicators and expectations. This guidance is presented on a non-GAAP basis, which excludes the impact of Wavecom results, transaction and integration costs, restructuring costs, stock compensation expense and acquisition amortization.

Our guidance for the first quarter of 2009 reflects the uncertain macro economic environment.  Our guidance also includes some revenue contribution from expected new product launches and the uncertainties associated with these launches could affect our ability to achieve guidance.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q1 2009 Guidance	Non-GAAP

Revenue	$93.0 million
Loss from operations	$(0.5) million
Net earnings	$0.0 million
Diluted earnings per share	$0.00/share

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Tuesday, February 10, 2009 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7560   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2503820

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-877-289-8525 or 1-416-640-1917

Passcode:  21290177#

The webcast will be available at the above link for 90 days following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the first quarter of 2009, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Revenue	$132,867	$135,581	$567,308	$439,903
Cost of goods sold	96,482	97,821	410,611	316,761
Gross margin	36,385	37,760	156,697	123,142

Expenses:
Sales and marketing	8,204	7,237	32,684	22,220
Research and development	13,166	11,865	54,060	43,048
Administration	4,871	4,281	20,567	15,378
Amortization	1,186	1,092	4,814	3,920
	27,427	24,475	112,125	84,566
Earnings from operations	8,958	13,285	44,572	38,576

Other income	21,912	2,045	26,162	4,795
Earnings before income taxes	30,870	15,330	70,734	43,371
Income tax expense (recovery)	(3,809)	3,833	8,151	10,912
Net earnings	34,679	11,497	62,583	32,459
Deficit, beginning of period	(13,406)	(52,099)	(40,602)	(73,061)
Excess of purchase price over assigned value of common shares	—	—	(708)	—
Retained earnings (deficit), end of period	$21,273	$(40,602)	$21,273	$(40,602)

Earnings per share for the period:
Basic	$1.12	$0.37	$2.00	$1.17
Diluted	$1.12	$0.37	$2.00	$1.16

Weighted average number of shares (in thousands):
Basic	31,032	31,217	31,254	27,696
Diluted	31,032	31,389	31,323	27,956

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

December 31,	2007	2008

Assets
Current assets:
Cash and cash equivalents	$83,624	$63,258
Restricted cash	—	191,473
Short-term investments	92,980	18,003
Accounts receivable	83,015	67,058
Inventories	24,989	33,031
Deferred income taxes	3,556	5,565
Prepaid expenses	9,229	6,233
	297,393	384,621

Long-term investments	19,757	—
Fixed assets	15,274	22,935
Intangible assets	17,418	15,291
Goodwill	32,541	33,013
Deferred income taxes	1,156	2,296
Other	1,482	4,230
	$385,021	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$31,163	$38,631
Accrued liabilities	51,835	56,960
Deferred revenue and credits	534	683
Current portion of long-term liabilities	277	193
	83,809	96,467

Long-term liabilities	2,437	5,713
Deferred income taxes	3,451	2,758

Shareholders’ equity:
Share capital	328,323	325,893
Treasury shares, at cost	—	(1,487)
Additional paid-in capital	6,374	12,518
Warrants	1,538	—
Retained earnings (deficit)	(40,602)	21,273
Accumulated other comprehensive loss	(309)	(749)
	295,324	357,448
	$385,021	$462,386

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Cash flows from operating activities:
Net earnings for the period	$34,679	$11,497	$62,583	$32,459
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	4,434	3,346	16,309	13,791
Stock-based compensation	1,468	1,568	6,381	5,182
Tax benefit related to stock option deduction	57	657	57	1,292
Loss (gain) on disposal	304	7	377	(13)
Gain on sale of investments	(565)	—	(565)	—
Utilization of pre-acquisition tax losses	—	—	—	802
Unrealized foreign exchange gain on restricted cash	(18,416)	—	(18,416)	—
Deferred income taxes	(4,944)	(236)	(3,842)	178
Changes in operating assets and liabilities
Accounts receivable	21,840	(11,748)	14,759	(21,067)
Inventories	252	3,413	(8,043)	(2,493)
Prepaid expenses and other assets	(4,675)	(7,853)	248	(4,212)
Accounts payable	(817)	4,710	7,468	11,347
Accrued liabilities	(1,471)	12,524	8,668	11,816
Deferred revenue and credits	140	(220)	149	(244)
Net cash provided by operating activities	32,286	17,665	86,133	48,838

Cash flows from investing activities:
Business acquisition	—	64	(35)	(12,093)
Proceeds on disposal	—	31	2	52
Purchase of fixed assets	(4,663)	(3,494)	(19,653)	(10,286)
Increase in intangible assets	(447)	(546)	(3,025)	(1,307)
Increase in restricted cash	(173,057)	—	(173,057)	—
Purchase of long-term investments	(14,962)	(23,743)	(20,131)	(28,053)
Proceeds on sale of long-term investments	39,797	—	39,797	—
Purchase of short-term investments	(94,595)	(70,546)	(237,366)	(171,182)
Proceeds on maturity of short-term investments	159,641	26,030	313,775	126,826
Net cash used in investing activities	(88,286)	(72,204)	(99,693)	(96,043)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	—	82,232	1,023	85,525
Purchase of shares for restricted share unit plans	—	—	(2,498)	—
Repurchase of common shares	—	—	(4,982)	—
Decrease in long-term liabilities	(127)	(653)	(349)	(1,134)
Net cash provided by (used in) financing activities	(127)	81,579	(6,806)	84,391

Net increase (decrease) in cash and cash equivalents	(56,127)	27,040	(20,366)	37,186
Cash and cash equivalents, beginning of period	119,385	56,584	83,624	46,438
Cash and cash equivalents, end of period	$63,258	$83,624	$63,258	$83,624